Filed by F.N.B. Corporation

(Commission File No. 001-31940)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(Commission File No. 0-24948)

F.N.B. Corporation held its First Quarter 2013 Earnings Report and Conference Call on April 24, 2013. The portions of that conference call concerning the pending merger of PVF Capital Corp. into F.N.B. Corporation are included in this filing.

Cautionary Statement Regarding Forward-looking Information:

F.N.B. Corporation makes statements in this communication, and may from time to time make other statements, regarding its outlook for earnings, revenues, expenses, capital levels, liquidity levels, asset levels, asset quality and other matters regarding or affecting F.N.B. Corporation and its future business and operations that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “see,” “look,” “intend,” “outlook,” “project,” “forecast,” “estimate,” “goal,” “will,” “should” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.

Forward-looking statements speak only as of the date made. F.N.B. does not assume any duty and does not undertake to update forward-looking statements. Actual results or future events could differ, possibly materially, from those anticipated in forward-looking statements, as well as from historical performance.

Our forward-looking statements are subject to the following principal risks and uncertainties:

•	Our businesses, financial results and balance sheet values are affected by business and economic conditions, including the following:

•	Changes in interest rates and valuations in debt, equity and other financial markets.

•	Disruptions in the liquidity and other functioning of U.S. and global financial markets.

•	Actions by the Federal Reserve, U.S. Treasury and other government agencies, including those that impact money supply and market interest rates.

•

Changes in customers’, suppliers’ and other counterparties’ performance and creditworthiness which adversely affect loan utilization rates, delinquencies, defaults and counterparty ability to meet credit and other obligations.

•	Slowing or failure of the current moderate economic recovery and persistence or worsening levels of unemployment.

•	Changes in customer preferences and behavior, whether due to changing business and economic conditions, legislative and regulatory initiatives, or other factors.

•

Legal and regulatory developments could affect our ability to operate our businesses, financial condition, results of operations, competitive position, reputation, or pursuit of attractive acquisition opportunities. Reputational impacts could affect matters such as business generation and retention, liquidity, funding, and ability to attract and retain management. These developments could include:

•

Changes resulting from legislative and regulatory reforms, including broad-based restructuring of financial industry regulation; changes to laws and regulations involving tax, pension, bankruptcy, consumer protection, and other industry aspects; and changes in accounting policies and principles. We will continue to be impacted by extensive reforms provided for in the Dodd-Frank Wall Street Reform and Consumer Protection Act and otherwise growing out of the recent financial crisis, the precise nature, extent and timing of which, and their impact on us, remains uncertain.

•	Changes to regulations governing bank capital and liquidity standards, including due to the Dodd-Frank Act and to Basel III initiatives.

•

Impact on business and operating results of any costs associated with obtaining rights in intellectual property, the adequacy of our intellectual property protection in general and rapid technological developments and changes. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•

Business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through effective use of third-party insurance, derivatives, swaps, and capital management techniques, and to meet evolving regulatory capital standards.

•

Increased competition, whether due to consolidation among financial institutions; realignments or consolidation of branch offices, legal and regulatory developments, industry restructuring or other causes, can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues.

•

As demonstrated by our Annapolis Bancorp, Inc. and PVF Capital Corp. acquisitions, we grow our business in part by acquiring from time to time other financial services companies, financial services assets and related deposits. These acquisitions often present risks and uncertainties, including the possibility that the transaction cannot be consummated; regulatory issues; cost, or difficulties, involved in integration and conversion of the acquired businesses after closing; inability to realize expected cost savings, efficiencies and strategic advantages; the extent of credit losses in acquired loan portfolios and extent of deposit attrition; and the potential dilutive effect to our current shareholders. In addition, with respect to the acquisition of Annapolis Bancorp, Inc., F.N.B. Corporation may experience difficulties in expanding into a new market area, including retention of customers and key personnel of Annapolis Bancorp, Inc. and its subsidiary BankAnnapolis.

•

Competition can have an impact on customer acquisition, growth and retention and on credit spreads and product pricing, which can affect market share, deposits and revenues. Industry restructuring in the current environment could also impact our business and financial performance through changes in counterparty creditworthiness and performance and the competitive and regulatory landscape. Our ability to anticipate and respond to technological changes can also impact our ability to respond to customer needs and meet competitive demands.

•	Business and operating results can also be affected by widespread disasters, dislocations, terrorist activities or international hostilities through their impacts on the economy and financial markets.

F.N.B. Corporation provides greater detail regarding some of these factors in its most recent Form 10-K and Form 10-Qs, including the Risk Factors section of those reports, and its subsequent SEC filings. Our forward-looking statements may also be subject to other risks and uncertainties, including those we may discuss elsewhere in this news release or in SEC filings, accessible on the SEC’s website at www.sec.gov and on our corporate website at www.fnbcorporation.com. We have included these web addresses as inactive textual references only. Information on these websites is not part of this document.

Additional Information About the Merger:

F.N.B. Corporation and PVF Capital Corp. will file a proxy statement/prospectus and other relevant documents with the SEC in connection with their pending merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents F.N.B. and PVF Capital have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents that F.N.B. has filed with the SEC by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317, and free copies of the documents that PVF Capital has filed with the SEC by contacting Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171.

SHAREHOLDERS OF PVF CAPITAL CORP. ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B., PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of PVF Capital in connection with the proposed merger. The proxy statement/prospectus, when it becomes available, will describe any interests those directors and officers may have in the merger.

* * *

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Looking at M&A, earlier this month we completed the acquisition of Annapolis Bancorp in Maryland. I would like to sincerely welcome the shareholders, employees, and clients of Annapolis Bancorp to F.N.B. We are very well positioned as we enter Maryland. The integration went seamlessly and we truly hit the ground running. Building on the strength of our regional model, we have had great success attracting talent in the Maryland market, and we are pleased to have a strong leadership team in place. We have been very impressed with how the team there has truly embraced our collaborative sales culture.

As you know, we also announced the acquisition of PVF Capital on February 19th. This is our third consecutive acquisition in a major MSA. We’ll deploy the same strategies that have proven successful with Parkvale and Annapolis Bancorp. We intend to attract and retain the best possible team and immediately deploy our cross-functional sales management model in the Cleveland market. Given our connections in the market, we have already had a significant number of conversations with bankers and feel confident that we will be ready to go on day one.

Both acquisitions present tremendous opportunity for F.N.B. and strengthen our overall franchise. If you look at the map in the earnings presentation, you will see our regional alignment on a pro forma basis. This map highlights three major MSAs that we will have a presence in, Pittsburgh, Cleveland, and Baltimore. These three MSAs provide access to a combined population of over 7 million and 175,000 businesses. This is important, as we position ourselves in the markets that offer significant organic growth opportunities. Given the strength of our commercial platform, markets with a high concentration of commercial prospects bode well for us. Slide 14 provides a sense of the incremental prospects F.N.B. is gaining access to, an increase of 70,000 with the addition of Baltimore and Cleveland. Our success in Pittsburgh validates this strategy, which we will be replicating in other markets. In addition, both acquisitions are consistent with our stated expansion strategy, focused on positioning F.N.B. for sustainable organic growth. Expansion in these markets and the continued execution of our organic growth strategy will deliver future success.

In closing, I would like to congratulate the F.N.B. team on our continued outstanding accomplishments. We have built a solid foundation and I am confident that our strategies will serve us well, and that our team will meet the challenges facing the industry and continue to deliver great results.

That concludes our comments and I would like to turn the call over to the Operator for questions.

* * *

QUESTION AND ANSWER

John Moran – Macquarie Capital, Analyst:

In terms of M&A opportunities, obviously you guys have been active, you know, one kind of in the books here, one still pending. I assume it’s safe to say that you’d be an active bidder for something attractive, and maybe, Vince, you can—you could spend a little bit of time talking about the strategy there and where you think you might want to fill in the footprint, if at all, or is it more just focus on the organic opportunity at this point?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Well, our strategy has always been to do acquisitions to help us gain organic growth. So, we’re looking at those opportunities in light of organic growth. So, if you turn to page 13 in the deck, you’ll see a map that has three circles on it. It’s basically a map of our footprint. It’s on a pro forma basis, so it includes Annapolis Bancorp, which we just acquired, and the Cleveland bank, which is going to be integrated in October. You know, our interest is to continue to build out our existing franchise, so opportunities in the Maryland, DC area are of interest to us. Opportunities—actually, a circle that’s not on there is the central part of the state really connecting the Baltimore MSA to York and Harrisburg, and that York/Harrisburg area, we have an interest in continuing to build out our franchise, either through de novo, expansion or M&A. And then, in Pittsburgh and Cleveland, we would welcome opportunities to—if they make sense, to continue to add to what we have. Pittsburgh would be more of a cost take-out play because we have a fairly significant market share, both from a retail deposit standpoint and from a commercial banking standpoint. Cleveland, there are other opportunities in Cleveland.

You know, so, strategically, that’s the strategy, and as I’ve mentioned on the call, if you just look at the three circled areas, those are the MSAs that I mentioned, 175,000 businesses, 7 million people, 4 million households roughly, I believe, and page—if you go 14, you know, we break that down a little more.

You know, what we do very, very well is gain market share. So, you know, we have a very effective group of people, we have a great sales management process that we’ve invested in, we have a deep product set and, as I mentioned earlier, our competitive advantage is being able to deliver local decisions in a marketplace and a product set very efficiently in that smaller bank setting, yet we have the ability to do—you know, cover most of the middle market. So, having a lot of prospects commercially for us is very important, particularly in the face of diminished loan demand.

So, that’s the strategy overall. I hope that’s helpful.

* * *

Matthew Breese – Sterne Agee, Analyst:

Could you just remind us of the timing of the deal close for Park View?

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

It’s mid-October.

Vincent J. Calabrese, Jr. – F.N.B. Corporation, Chief Financial Officer:

Yes, Columbus Day Weekend.

Vincent J. Delie, Jr. – F.N.B. Corporation, President and Chief Executive Officer:

Columbus Day Weekend.

* * *